

June 27, 2013

Via E-mail
Marc Fox
Chief Financial Officer
Ladder Capital Finance Holdings LLLP
345 Park Avenue
8th Floor
New York, New York 10154

> **Re:** **Ladder Capital Finance Holdings LLLP**
> **Ladder Capital Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 6, 2013**
> **File No. 333-188224**

Dear Mr. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Company, page 1

1.   We note the disclosure of your results for the twelve months ended March 31, 2013 on page 1 as well as in the tables on pages 14-16. In light of the fact that you have not included an income statement for that period, there is no comparable period presented, and there is no discussion of the results for this period, it is unclear why you have presented this information. Please remove or advise us of your basis for inclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income from Sales of Loans, Net, page 72 and 76

2.   We note your response to comment 13 in our letter dated May 28, 2013. We also note
        that you continue to present "Net result" in your disclosure. It does not appear that you
        have fully disclosed the reasons why you believe the presentation of this non-GAAP
        financial measure provides useful information to investors. You also have not properly
        identified the measure as non-GAAP. Please revise as appropriate. We may have further
        comment.

3.   Please expand your disclosure to reconcile the amount of "Income from sale of loans,
        net" presented in the tables on page 72 and 76 to the related line item in your
        consolidated statements of income on page F-4 and F-44.

4.   We note that the amount of "Net results from derivative transactions" presented in your
        reconciliation on page 73 is inconsistent with the related line item in your consolidated
        statements of income on page F-44. Please revise as appropriate.

Net interest income, page 75

5.   We note your response to comment12 in our letter dated May 28, 2013 and your revised
        disclosure. It does not appear that you included hedging interest expense related to your
        interest rate swaps in your discussion of your total cost to borrow funds. Please revise
        accordingly. To the extent you present a non-GAAP measure in your discussion, please
        include all required disclosures pursuant to Item 10(e) of Regulation S-K. Please also
        clarify in your disclosure why hedging interest expense is not included in your interest
        expense line item.

Borrowings under various financing arrangements, page 83

6.   For those repurchase agreements that you account for as collateralized financings, please
        quantify the average quarterly balance for each of the past three years. In addition,
        quantify the period end balance for each of those quarters and the maximum balance at
        any month-end. Explain the causes and business reasons for significant variances among
        these amounts.

Critical Accounting Policies, page 88

Real Estate Securities, page 89

7.   We note the information relating to fair value measurement that you have provided in
        response to comment 17 in our letter dated May 28, 2013. Please include this
        information in your disclosure and expand it further to discuss the extent to which you

encounter significant variation in the values obtained from the pricing services and the extent to which you challenge the prices provided.

8.   We note your response to comment 18 in our letter dated May 28, 2013 as it relates to your accounting policy for interest-only securities. Please tell us how you determined that these securities are within the scope of ASC 320. Also, explain your consideration of ASC Topics 325 and 815 as it relates to any prepayment provisions on these securities.

Revenue Recognition, page 93

9.   We note your response to comment 19 in our letter dated May 28, 2013 and your revised disclosure. Please further expand your disclosure to specifically address the impact of prepayment speeds on your recognition of interest income. Also, we note your disclosure on page 4 that your CMBS portfolio is comprised of 86.5% AAA-rated securities, and 13.5% other investment grade-rated securities. Please clarify if the other investment grade-rated securities have ratings lower than AA and, if so, tell us what accounting guidance you follow for those securities when determining impairment and interest income recognition.

Consolidated Statements of Income, page F-4

10.   We note your response to comment 27 in our letter dated May 28, 2013. Please advise us of the guidance you relied upon for presenting "Net results from derivative transactions" in costs and expenses rather than total net interest income and other income.

Investment In Equity Method Investee, page F-54

11.   We note your disclosure on page F-54 that you acquired a 100% general partnership interest and a 10% limited partnership interest in Ladder Capital Realty Income Partnership I LP (the "Partnership"), while disclosure on page F-22 indicates that you acquired an aggregate 10% general and limited partnership in the Partnership. Please revise as appropriate to clarify this apparent conflict.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua N. Korff, Esq.
       Michael Kim, Esq.
       Kirkland & Ellis LLP